

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

George R. Bracken
Executive Vice President – Finance
National Beverage Corp.
8100 SW Tenth Street, Suite 4000
Fort Lauderdale, FL 33324

> **Re: National Beverage Corp.**
> **Form 10-K for the Fiscal Year Ended April 29, 2023**
> **Response dated September 5, 2023**
> **File No. 001-14170**

Dear George R. Bracken:

We have reviewed your September 5, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2023 letter.

Form 10-K filed June 28, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

1. We note your response to prior comment 1. However, it does not appear that you have explained the basis for you conclusion regarding materiality. Please explain in greater detail how you considered providing disclosure regarding the following indirect consequences of climate-related regulations or business trends:
    *   decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
    *   increased demand for goods that result in lower emissions than competing products;
    *   increased competition to develop innovative new products that result in lower emissions; and

- increased demand for generation and transmission of energy from alternative energy sources.

We also note your response states that you did not experience increased competition to develop innovative new products that result in lower emissions nor an increased demand for generation and transmission of energy from alternative energy sources. Please tell us how you considered discussing the indirect consequences of climate-related regulations or business trends on your manufacturing, packaging and distribution supply chain, including any related increased compliance costs and capital expenditures. In that regard, we note you disclose that you are "dedicated to sustainable operations and responsible business initiatives" and that you focus on "reducing packaging content."

In addition, please expand your disclosure to discuss the potential adverse consequences to your reputation resulting from your operations or products that produce material greenhouse gas emissions.

2. Your response to prior comment 2 appears to be conclusory in nature without providing sufficient detail regarding the potential physical effects of climate change on your operations and results. In that regard, we note you disclose that during the three year period covered by the Form 10-K, you did not experience a material physical effect from the severity of weather to your operations or results of operations and no material weather-related damages to your property or operations. Please quantify the impact of any severe weather on your operations and results, including the closures of any facilities such as your South Florida facility.

Please also tell us what consideration you have given to discussing whether climate change may exacerbate extreme weather and impact your production and operations. For example, your discussion may consider, among other factors, the impact, if any, of the California wildfires or Winter Storm Uri on your facilities and/or raw materials, and whether severe weather as a result of climate change may result in water scarcity or deterioration of water quality. We note your raw materials disclosure on page 7 of your Form 10-K and that your risk factor on page 12 states that "[p]rolonged drought conditions in the geographic regions in which you do business could lead to restrictions on the use of water, which could adversely affect [your] ability to produce and distribute products."

 Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation